Exhibit 18.1
June 16, 2008
Mr. Paul Zaidins, CFO
American Locker Group Incorporated
815 South Main Street
Grapevine, Texas 76051
Dear Mr. Zaidins:
As stated in Note 2 to the consolidated financial statements of American Locker Group Incorporated for the year ended December 31, 2007, the Company changed its method of accounting for inventory from LIFO to FIFO and states that the newly adopted accounting principle is preferable in the circumstances because the FIFO method better reflects the current value of inventories on the Consolidated Balance Sheet; provides uniformity across operations with the respect to the method of inventory accounting and reduces complexity in accounting for inventories. In connection with our audit of the above mentioned consolidated financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.
It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.
Very truly yours,
/s/ Travis, Wolff & Company, L.L.P.
Travis, Wolff & Company, L.L.P.